UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

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HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

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No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City
Fujian Province, People’s Republic of China
+86-0599-782-8808
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the 2022 Extraordinary General Meeting of Shareholders of Happiness Development Group Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1

Notice and Proxy Statement of 2022 Extraordinary General Meeting of Shareholders, dated September 9, 2022, to be mailed to the shareholders of the Company in connection with the 2022 Extraordinary General Meeting of Shareholders of the Company

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2022 Extraordinary General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited
Date: September 9, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer